# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polypid Ltd., CIK 0001611842
CUSIP: M8001Q118
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 18 Hasivim Street, Petach Tikva, Israel (L3), 495376
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-22-000822
Filed by CIK 0001633631

## Reporting persons
- Aurum Ventures M.K.I. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 5,001,561; shared voting power 0; sole dispositive power 5,001,561; shared dispositive power 0; aggregate amount beneficially owned 5,001,561 (24.4% of the class)
  Comment: Number of shares beneficially owned as shown in Rows 5, 7 and 9 consists of 3,550,133 outstanding Ordinary Shares plus 1,451,428 Ordinary Shares issuable under currently exercisable warrants. As described in Item 4, the Ordinary Shares reported in Rows 5, 7 and 9, and the percentage shown in Row 11, reflect the number of Ordinary Shares that would be issuable upon full exercise of all such warrants beneficially owned by the Reporting Person (as all are currently exercisable) and do not give effect to "blocker" clauses in the warrants that limit exercise of warrants to the extent it would result in beneficial ownership above 9.9% at any given time. If giving effect to such blockers, the actual number of Ordinary Shares that may be held by the Reporting Person at one time is less than the number of shares reported in Rows 5, 7 and 9, and the percentage ownership is less than that shown in Row 11.

## Item 1. Issuer
Name of issuer: Polypid Ltd.
Address of issuer's principal executive offices: 18 Hasivim Street, Petach Tikva, Israel, 495376

## Item 2. Person Filing
Name of person filing:
Aurum Ventures M.K.I. Ltd. ("Aurum" or the "Reporting Person").

All outstanding shares of Aurum are held indirectly by a trust settled by Morris Kahn (deceased). The trustee of the trust has appointed the board of directors of Aurum to make day-to-day voting and investment decisions with respect to the Ordinary Shares of the Issuer held by Aurum.
Address of principal business office or, if none, residence: c/o Aurum Group, 16 Abba Hillel Road, Ramat Gan 5250608, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
5,001,561 Ordinary Shares, consisting of (1) 3,550,133 outstanding Ordinary Shares, plus (2) 1,451,428 Ordinary Shares issuable under currently exercisable warrants. The percent of class beneficially owned by the Reporting Person that is set forth in paragraph (b) below is based upon (i) 19,083,236 Ordinary Shares outstanding as of February 19, 2026, as set forth in the Issuer's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 25, 2026, plus (ii) 1,451,428 additional Ordinary Shares issuable upon exercise of currently exercisable warrants held by Aurum.

The aggregate number and percentage of outstanding Ordinary Shares beneficially owned as reported herein includes Ordinary Shares issuable upon exercise of the foregoing warrants without giving effect to the "blocker" provisions in such warrants that limit exercise to the extent it would result in beneficial ownership above 9.9% at any given time. If giving effect to such blocker provisions, the actual number and percentage of outstanding Ordinary Shares that may be beneficially owned by the Reporting Person at any one time is less than the aggregate number and percentage reported herein.
Percent of class: 24.4%
Sole power to vote or to direct the vote: 5,001,561
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,001,561
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aurum Ventures M.K.I. Ltd.: /s/ Nir Dror-Darwish, Nir Dror-Darwish/Authorized Signatory (05/04/2026)
- Aurum Ventures M.K.I. Ltd.: /s/ Ilan Lior, Ilan Lior/Authorized Signatory (05/04/2026)